Exhibit (a)(1)(H)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Mattersight Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is being made solely by the Offer to Purchase, dated May 10, 2018, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Mattersight Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Mattersight Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock
All Outstanding Shares of 7% Series B Convertible Preferred Stock

of

MATTERSIGHT CORPORATION
a Delaware corporation
at
$2.70 Per Share of Common Stock, Net in Cash, and $7.80 Per Share of 7% Series B Convertible Preferred Stock, Plus Accrued but Unpaid Dividends Thereon, Net in Cash,
Pursuant to the Offer to Purchase dated May 10, 2018
by

NICE ACQUISITION SUB, INC.
a wholly owned subsidiary of

NICE SYSTEMS, INC.
a wholly owned subsidiary of

NICE LTD.
NICE Acquisition Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of NICE Systems, Inc., a Delaware Corporation (which we refer to as “Parent”) and a wholly owned subsidiary of NICE Ltd., a company organized under the laws of the state of Israel (which we refer to as “NICE”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of Mattersight Corporation, a Delaware corporation (which we refer to as “Mattersight”), at a purchase price of  $2.70 per Common Share, net to the seller in cash (the “Common Offer Price”), and all of the outstanding shares of 7% Series B Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares” and collectively with the Common Shares, the “Mattersight Shares”) of Mattersight, at a purchase price of  $7.80 per Preferred Share plus any accrued and unpaid dividends payable thereon, net to the seller in cash (the “Preferred Offer Price”), and in each case, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).
Stockholders of record who tender directly to Continental Stock Transfer & Trust Company (the “Depositary”) will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Mattersight Shares by Purchaser pursuant to the Offer. Stockholders who hold their Mattersight Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M., NEW YORK TIME, ON JUNE 7, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 25, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Mattersight, and, for limited purposes, NICE. The Merger Agreement provides, among other things, that following the consummation of the Offer, and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into Mattersight (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) as soon as practicable without a vote on the adoption of the Merger Agreement by Mattersight stockholders, with Mattersight continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Parent.
In the Merger, each Mattersight Share outstanding immediately prior to the effective time of the Merger (other than (A) Common Shares and Preferred Shares (i) owned, directly or indirectly, by Parent, Purchaser or Mattersight, or by any wholly-owned Subsidiary of Parent, Purchaser or Mattersight, or (ii) held by Mattersight in Mattersight’s treasury, in each case, immediately prior to the date and time at which the Merger becomes effective (the “Effective Time”), and (B) any Common Shares and Preferred Shares that are issued and outstanding immediately prior to the Effective Time and held by stockholders who shall neither have voted in favor of the Merger nor consented thereto in writing and who have properly and validly perfected their statutory rights of appraisal in respect of such Common Shares and Preferred Shares, in each case, in accordance with DGCL Section 262) will be automatically converted into the right to receive the Common Offer Price or Preferred Offer Price, as applicable (or any greater price per Common Share or Preferred Share, respectively, paid in the Offer), without interest thereon and less any applicable withholding taxes. As a result of the Merger, Mattersight will cease to be a publicly traded company and will become wholly owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.
The Offer is conditioned upon, among other things, (i) the absence of a termination of the Merger Agreement in accordance with its terms, (ii) the number of Mattersight Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn when considered together with the Common Shares and Preferred Shares then beneficially owned by Parent and Purchaser (if any) (excluding Common Shares or Preferred Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by Continental Stock Transfer & Trust Company (the “Depositary”) pursuant to such procedures), represent at least a majority of the outstanding shares of Mattersight capital stock, voting together as a single-class on an as-if converted to Common Shares basis (the “Minimum Condition”), (iii) the expiration or early termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (iv) no government, governmental or regulatory entity or body, department, commission, board, agency, instrumentality, taxing authority, political subdivision, bureau, official or any self-regulatory organization (including Nasdaq) or any court, tribunal or judicial body, in each case whether federal, state, county, provincial, and whether local or foreign (a “Governmental Authority”) having issued any judgment, injunction or other order or enacted any law that directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Mattersight Shares pursuant to the Offer, or the consummation of the Merger, (v) the absence of certain material adverse effects on Mattersight, (vi) obtaining clearance from the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity for the transactions contemplated by the Merger Agreement in the manner set forth in the Merger Agreement, and (vii) that Mattersight has obtained written consent to the Offer and the Merger from each third party set forth in the Company Disclosure Letter delivered by Mattersight to Parent and Purchaser on the date of Merger Agreement, in each case in form and substance reasonably satisfactory to Parent and Purchaser. The Offer is also subject to other conditions as described in the Offer to Purchase (all such aforementioned conditions referred to as the “Offer Conditions”).

The board of directors of Mattersight, among other things, has (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Mattersight stockholders; (ii) determined that it is in the best interests of Mattersight and the Mattersight’s stockholders, and declared it advisable, to enter into the Merger Agreement, (iii) approved the execution and delivery of the Merger Agreement, the performance by Mattersight of the covenants and agreements contained in the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the holders of Mattersight Shares accept the Offer and tender their Mattersight Shares to Purchaser pursuant to the Offer.
Purchaser expressly reserves the right in its sole discretion to waive any of the Offer Conditions and to make any change in the terms of the Offer or the Offer Conditions in accordance with the terms of the Merger Agreement. However, pursuant to the Merger Agreement, Mattersight’s prior written approval is required for Purchaser to (or for Parent to permit Purchaser to) (i) waive the Minimum Condition, the fulfillment of any waiting period applicable to the consummation of the Offer and the Merger under the HSR Act, or the issuance by any Governmental Authority of any law or order that has the effect of making the Offer or the Merger illegal in the United States or that has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States, (ii) change the form of consideration to be paid in the Offer, (iii) decrease the Common Offer Price or the Preferred Offer Price or the number of Common Shares or Preferred Shares sought in the Offer, (iv) increase the Common Offer Price unless Purchaser also increases the Preferred Offer Price by the same amount, (v) extend the Offer, other than in a manner required by the Merger Agreement, (vi) impose conditions to the Offer other than the Offer Conditions, (vii) modify the conditions set forth in the Merger Agreement, (viii) amend any other term of the Offer or Offer Condition in any manner that is, or would reasonably be expected to be, adverse to the holders of Common Shares or Preferred Shares, or (ix) make any change in the terms of the Offer or the Offer Conditions that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.
The Offer is scheduled to expire one minute after 11:59 p.m., New York Time, on June 7, 2018 (which we refer to as the “Expiration Date”, unless Purchaser has extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended by Purchaser, expires).
Parent and Purchaser have agreed in the Merger Agreement that, subject to Parent’s, Purchaser’s and Mattersight’s rights to terminate the Merger Agreement in accordance with its terms, (a) Purchaser must extend the Offer for any period required by any law or order, or any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission or its staff or Nasdaq, in any such case that is applicable to the Offer; and (b) in the event that any of the Offer Conditions, including the Minimum Condition or any of the other Offer Conditions, are not satisfied or waived (if permitted under the Merger Agreement) as of any then scheduled Expiration Date, Purchaser must extend the Offer for successive extension periods of ten (10) business days each (or any longer or shorter period as may be approved in advance by Mattersight) in order to permit the satisfaction of all Offer Conditions; provided, however, Purchaser is not required to extend the Offer on more than two (2) occasions (but may, in its sole discretion, elect to do so) in the event that each Offer Condition (other than the Minimum Condition) has been satisfied or waived (if permitted under the Merger Agreement) as of any then scheduled Expiration Date and the Minimum Condition has not been satisfied as of such scheduled Expiration Date. Notwithstanding anything to the contrary, in no event shall Purchaser: (A) be required to extend the Offer beyond the earlier to occur of  (x) the valid termination of the Merger Agreement in compliance with the Merger Agreement and (y) October 31, 2018 (such earlier occurrence, the “Extension Deadline”); or (B) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Mattersight
Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the U.S. Securities and Exchange Commission.

Because the Merger will be governed by Section 251(h) of the DGCL, Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger, and expects the Offer and the Merger to be consummated on the same day.
Subject to the satisfaction or waiver of all of the Offer Conditions, as promptly as practicable on or after the Expiration Date of the Offer, Purchaser will accept for payment, and pay for, all Mattersight Shares validly tendered to Purchaser in the Offer and not validly withdrawn on or prior to one minute after 11:59 p.m., New York Time, on the Expiration Date. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Mattersight Shares validly tendered (and not validly withdrawn) as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Mattersight Shares pursuant to the Offer. On the terms set forth in the Merger Agreement and subject to the conditions to the Offer, payment for Mattersight Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Mattersight Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Mattersight Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Mattersight Shares or is unable to accept Mattersight Shares for payment pursuant to the Offer for any reason, then, without prejudice to Parent’s or Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Mattersight Shares on Purchaser’s behalf, and such Mattersight Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) of the General Rules and Regulations under the under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under no circumstances will Parent or Purchaser pay interest on the purchase price for Mattersight Shares, including by reason of any extension of the Offer or any delay in making such payment for Mattersight Shares.
No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Mattersight Shares tendered and accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of  (i) the certificates evidencing such Mattersight Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Mattersight Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Mattersight Shares are actually received by the Depositary.
Mattersight Shares tendered pursuant to the Offer may be withdrawn at any time prior to one minute after 11:59 p.m., New York Time, on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 9, 2018, which is the 60th day after the date of the commencement of the Offer.
For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Mattersight Shares to be withdrawn, the number of Mattersight Shares to be withdrawn and the name of the registered holder of such Mattersight Shares, if different from that of the person who tendered such Mattersight Shares. If Share Certificates evidencing Mattersight Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Mattersight Shares have been tendered for the account of an Eligible Institution. If Mattersight Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Mattersight Shares.
Withdrawals of Mattersight Shares may not be rescinded. Any Mattersight Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn

Mattersight Shares may be re-tendered again by following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.
Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Mattersight Shares to challenge such determination in a court of competent jurisdiction. None of Purchaser, Parent, the Depositary, D.F. King & Co. (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
Mattersight has provided Purchaser with Mattersight’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Mattersight Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Mattersight Shares whose names appear on Mattersight’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Mattersight Shares.
The exchange of Mattersight Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders (as defined in the Offer to Purchase) for U.S. federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the U.S. federal income tax treatment of the Offer and the Merger. Each holder of Mattersight Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Mattersight Shares for cash in the Offer or the Merger.
The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Mattersight Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.
Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery, and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Mattersight Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.
The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005

Stockholders May Call Toll Free: (800) 290-6432
Banks and Brokers May Call Collect: (212) 269-5550
Email: matr@dfking.com
May 10, 2018